UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SCICLONE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value US$0.001 per share

(Title of Class of Securities)

80862K104

(CUSIP Number)

Ms. Shirley Lin
Unit 3001, China World Tower 2, No.1 Jian Guo Men Wai Avenue
Beijing 100004, People’s Republic of China
Phone: +86 10 5961-1212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Trade Investment Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,750,116
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,750,116
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,116
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%[1]
14.	TYPE OF REPORTING PERSON CO

1. Percentage calculated based on 51,053,583 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the third quarter of 2016 filed with the SEC on November 9, 2016.

2

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL China Opportunities Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,750,116
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,750,116
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,116
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%[1]
14.	TYPE OF REPORTING PERSON PN

1. Percentage calculated based on 51,053,583 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the third quarter of 2016 filed with the SEC on November 9, 2016.

3

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Capital Management GP L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,750,116
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,750,116
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,116
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%[1]
14.	TYPE OF REPORTING PERSON PN

1. Percentage calculated based on 51,053,583 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the third quarter of 2016 filed with the SEC on November 9, 2016.

4

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Capital Management GP Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,750,116
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,750,116
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,116
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%[1]
14.	TYPE OF REPORTING PERSON CO

1. Percentage calculated based on 51,053,583 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the third quarter of 2016 filed with the SEC on November 9, 2016.

5

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Partners Capital Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,750,116
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,750,116
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,116
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%[1]
14.	TYPE OF REPORTING PERSON CO

1. Percentage calculated based on 51,053,583 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the third quarter of 2016 filed with the SEC on November 9, 2016.

6

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: Zhenfu Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,750,116
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,750,116
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,116
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%[1]
14.	TYPE OF REPORTING PERSON IN

1. Percentage calculated based on 51,053,583 shares of Common Stock issued and outstanding as of November 2, 2016, as reported in the Issuer’s quarterly report on Form 10-Q for the third quarter of 2016 filed with the SEC on November 9, 2016.

7

INTRODUCTORY NOTE

This amendment No. 6 (this “Amendment No. 6”) relates to the common stock, par value $0.001 each (the “Common Stock”), issued by SciClone Pharmaceuticals, Inc., a Delaware Corporation (the “Issuer”). This Amendment No. 6 is being filed jointly by GL Trade Investment Limited (“GL Trade”), GL China Opportunities Fund L.P. (“GL Fund”), GL Capital Management GP L.P. (“GL Capital”), GL Capital Management GP Limited (“GL Management”), GL Partners Capital Management Limited (“GL Partners”), and Mr. Zhenfu Li (collectively, the “Reporting Persons”) pursuant to their Joint Filing Agreement dated as of November 19, 2012, filed with the Schedule 13D as Exhibit 99.1 and incorporated herein by reference.

This Amendment No. 6 amends and supplements the statement on the Schedule 13D filed on November 19, 2012, November 21, 2013, August 17, 2015, August 21, 2015, February 9, 2016 and February 22, 2016 (the “Amendment No. 5”), respectively (the “Schedule 13D”), on behalf of the Reporting Persons with the United States Securities and Exchange Commission. Except as provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby supplemented as follows:

The members of the Consortium (as defined in Item 4 below) anticipate that, at the price per share of Common Stock set forth in the Proposal (as described in Item 4 below), approximately US$546 million will be expended in acquiring all of the outstanding share capital of the Issuer not already owned by the Consortium.

It is anticipated that the funding for the Acquisition (as defined in Item 4 below) will be provided by a combination of debt and equity capital. Equity financing will be provided by certain members of the Consortium in the form of cash and through the rollover of existing equity interests in the Issuer held by certain members of the Consortium. Debt financing will be provided by third party financial institutions.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

On November 14, 2016, GL Management and its affiliates and ABG Management Limited and its affiliates, on behalf the consortium formed pursuant to the Consortium Agreement (the “Consortium”) filed as Exhibit 2 to the Amendment No. 5, submitted a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Issuer for the acquisition of all of the outstanding share capital of the Issuer not already owned by the Consortium at US$11.18 per share of Common Stock in cash (the “Acquisition”). The Consortium intends to finance the Acquisition through a combination of debt and equity financing.

The Consortium indicated in the Proposal that it is prepared to expeditiously negotiate and finalize the terms of the Acquisition in definitive agreements. The Proposal also provided that no binding obligation on the part of the Issuer or the Consortium shall arise with respect to the Acquisition unless and until definitive agreements have been executed.

If the Acquisition is completed, the Issuer’s Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be delisted from the NASDAQ Global Select Market.

The summary of the Proposal in this Amendment No. 6 is not intended to be complete and is qualified in its entirety by reference to the full text of the Proposal, a copy of which is attached hereto as Exhibit 3.

8

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The description of the Proposal under Item 4 is incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 3	Proposal from GL Capital Management GP Limited and ABG Management Limited on behalf of the Consortium to the Issuer’s board of directors dated as of November 14, 2016.

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2016

GL Trade Investment Limited

By:	/s/ Hu Chou Hui
	Name:	Hu Chou Hui
	Title:	Director

GL China Opportunities Fund L.P. By: GL Capital Management GP L.P., its General Partner By: GL Capital Management GP Limited, its General Partner

By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Chief Executive Officer

GL Capital Management GP L.P. By: GL Capital Management GP Limited, its General Partner

By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Chief Executive Officer

GL Capital Management GP Limited

By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Director

GL Partners Capital Management Limited

By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Director

Mr. Zhenfu Li

By:	/s/ Zhenfu Li

[Signature Page to Schedule 13D]